U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
SSUERS
Under Section 12(b) or (g) of the Securities Act of 1934



EUTRO GROUP HOLDING, INC.
(Name of Small Business Issuer in its charter)


Florida                                75 14 33 000
(State or other jurisdiction of       (I.R.S. Employer Identification No.)
incorporation or organization)

1070 East Indiantown Road,
Suite 208,
Jupiter, Florida                             33477
(Address of principal executive offices)  (Zip Code)

Issuer's telephone Number is (561) 575-3520


Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

                Common Stock  ($.01 Par Value)
                     (Title of class)
                  Series A Preferred Stock
                      (Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[    ]  YES [ X ]   NO



Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained to the best of registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-SB or any amendment to this Form 10-SB. [ X ]

State the issuer's revenue for the most recent fiscal year.   $0

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked price of such, as of a specified date within the last 60 days. $6,590,625 based on the average of the closing bid and asked obtained from the OTC Bulletin Board on September 1, 1999.

State the number of shares outstanding of each of the Issuer's classes of common equity as of the latest practicable date. As of August 27, 1999,

                 Common Stock 356,249,977 shares
                 Series A Preferred Stock 428,928 shares.

Transitional Small Business Disclosure Format YES [ ]  NO  [X]






















                              TABLE OF CONTENTS

Item 101            - Description of Business              Page 4

Item 102            - Description of Property              Page 5

Item 103            - Legal Proceedings                    Page 6

Item 201            - Market Price of and Dividends
                     	on the Registrant's Common
                      Equity and Related
                      Stockholder Matters                  Page 6

Item 202            - Description of Securities            Page 7

Item 303           - Management's Discussion and
                     Analysis or Plan of Operation         Page 9

Item 304           - Changes in and Disagreements
                     with Accountants                     Page 10

Item 310           - Financial Statements                 Page 11

Item 401          - Directors and Executive Officers,
                    Promoters and Control Persons         Page 21

Item 402          - Executive Compensation                Page 22

Item 403          - Security Ownership of Certain
                    Beneficial Owners and Management     Page 22

Item 404         - Certain Relationships and
                   Related Transactions                  Page 23

Item 601         - Index of Exhibits:                    Page 25

           Exhibit A)     Contract of Merger - See Item 303
           Exhibit B)     Results of the Stockholders Vote by Rogoff and ADP
                             Approval for Merger and Name Change
           Exhibit C)     Amendment for Restated Articles of Incorporation
           Exhibit D)     Amendment for Reverse Split of Common Shares -
                             Dated August 24, 1999
           Exhibit E)     Amendment for Authorization of Common Shares -
                             Dated August 26, 1999









PART  I.

ITEM  101  DESCRIPTION OF BUSINESS

(a) Business Development

The present Eutro Group Holding, Inc. was originally incorporated under the laws of the State of Florida on October 24, 1983, under the name Bio-Analytic Laboratories, Inc (Florida). On October 25, 1983, this company merged with Bio-Analytic Laboratories, Inc., a Texas corporation. The Texas corporation was the surviving company and the sole reason for the merger was to effect a change in its state of domicile from the State of Texas to the State of Florida. On October 25, 1983, the date of the merger, Bio-Analytic
(Florida) had not issued any of its common stock and the shareholders of Bio-Analytic (Texas) became the shareholders of Bio-Analytic (Florida) on a share for share basis.

Eutro Group Holding, Inc. was incorporated under the laws of the State of Florida in September, 1991. In that month, it completed a reverse acquisition of Bio-Analytic Laboratories, Inc. Eutro was the holding company and Bio-Analytic Laboratories, Inc. became its only wholly owned operating subsidiary.

On May 6,1998, Eutro Group Holding, Inc. sold its
Bio-Analytic Laboratories, Inc. subsidiary to Cypro Environmental Group, Inc., a privately held corporation incorporated under the laws of the State of Florida. As consideration for this sale, Eutro received 500,000 shares of Cypro common stock it valued at $1,000,000.

Since May 6, 1998, Eutro Group Holding, Inc. has not had an operating subsidiary.

On May 17, 1999, negotiations were concluded by which Eutro Group Holding, Inc. would be acquired by Ivy Entertainment.Com, Inc.
in a reverse merger. As consideration for this reverse merger, Eutro will issue and exchange 8,575,000 shares of its common stock , after it has undergone a 250 for 1 reverse split. These shares are to be issued to the sole stockholder of Ivy, Mr. Richard Gladstone, in exchange for 1000 shares of common stock of Ivy Entertainment.Com,Inc.
which is the total amount of common stock issued and outstanding.

The shares of Eutro common stock to be received by Mr. Gladstone pursuant to the reverse acquisition agreement will be restricted stock as defined in Rule 144 of the Securities Act.

A vital clause in the acquisition agreement between Eutro and IVY is that Mr. Richard Gladstone, IVY's sole stockholder, guarantee that IVY will have a minimum of $5,000,000 in tangible assets when the merger is completed.

A meeting of the stockholders of Eutro Group Holding, Inc. was held on August 10, 1999, in which meeting, the shareholders of Eutro approved, among other matters, the reverse merger of Eutro and IVY by a vote of 15,672,577 For, 5,470,870 Against and 1,255,114 Abstaining.

(b) Business Of Issuer

Eutro Group Holding, Inc. has offered consulting services to its subsidiary company as well as to a wide range of clients, from small private companies to medium size public companies. It assists companies in bringing new products to market, provides sales and marketing advice and other general consulting services. These are particularly aimed at small to medium sized companies that plan on raising capital in public and private securities offerings.

Eutro works with company management and assists it in the development of the company business plan, in adopting a proper capital structure, developing a consistent corporate story and creating and implementing a stock option plan.

Eutro is specialized in financial public relations. It advises management in the proper way to disseminate the corporate story to the investing community thereby attracting the attention of stock-buyers to its shares. If the client is a private company, then the focus is to get its story to the consumer so that the company is known, held in high esteem and its products preferred by the consuming public.

Eutro's fee is usually divided into two sections. The first is a cash payment to cover direct expenses and the second is a block of the client's common stock. If the client is not, and has no intention of becoming, a public company, then Eutro's entire fee would be in cash. As a result of receiving compensation in this manner, Eutro will benefit from any appreciation in the price of its clients shares.

Eutro's clients come to the company by personal referral.
It does not engage in extensive advertising in either the financial or the popular media.

The competitive situation is quite intense as there are a host of persons and companies who offer similar services. These range from the corporate giants with offices in most of the developed and developing countries of the world, to the individual who may be specialized in one particular sector.

Eutro does not hold itself out as being able to fulfill any request made of it. In the event that a particular client needs expertise outside of that which Eutro can offer, then Eutro can form a syndicate with other outside consulting companies and freelance specialists.

The personnel situation is as follows. Being a holding company, Eutro Group Holding, Inc. since its founding in 1991, has not had, and to this day does not have, permanent employees.
Company affairs are managed by an unsalaried Board of Directors. Its day-to-day affairs were handled by Corporate Managers Inc.
This company supplies executive, managerial and clerical assistance on a fee basis. At present, Eutro has a contractual agreement with Mezzanine Finance Fund, LLC. A Florida limited liability company, to provide the personnel to manage Eutro's affairs until the completion of the merger of Eutro and IVY.

While it has been mentioned above, it is worth emphasizing that the current business of Eutro Group Holding, Inc. is to place itself in a proper posture to complete the reverse acquisition by which it will become IVY Entertainment.Com. and continue its existence as a viable entity which is something that it cannot do by continuing under its present modus operandi.

ITEM  102  DESCRIPTION OF PROPERTY

  (a) Neither Eutro Group Holding, Inc. nor Bio-Analytic Laboratories, Inc., its former subsidiary, have owned the offices and the production facilities they have occupied.

Eutro's offices occupy rented space on the second floor of a building at 1070 East Indiantown Road, Suite 208, Jupiter, Florida. The area of these offices is 900 square feet and the annual rental per square foot is $12.00 per year plus a common area surcharge of $3.00.
This totals $15.00 per square foot per year. The original lease had a life of three years and terminated on March 31, 1999. It was renewed on a year to year basis and the first termination is March 31, 2000.

(b)Investing in real estate, or in mortgages, is not included in the current business activities of Eutro nor does the present management have any plans to so include it.

ITEM  103  LEGAL PROCEEDINGS
(a)    Pending legal proceedings

On September 1, 1999, Eutro Group Holding, Inc. had no pending legal proceedings against it and its management was not aware of any that were awaiting filing.

(b)Pending governmental agency procedures

On September 1, 1999, Eutro Group Holding, Inc. had no pending governmental agency procedures against it and its management was not aware of any that were awaiting submission by any governmental agency.

ITEM 201  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS

(a) Market Information

(1) The common stock of Eutro Group Holding, Inc.
    is traded on the OTC Electronic Bulletin Board, under the symbol "EUTO".

(2) The range of the high and low bid for each quarter of the last two fiscal years follows.

  PERIOD           HIGH           LOW
                   BID            BID

  1999
  1ST Qtr          0.1325         0.0060
  2nd Qtr          0.0590         0.0090

  1998
  1st Qtr          0.0650         0.0200
  2nd Qtr          0.0460         0.0200
  3rd Qtr          0.0400         0.0180
  4th Qtr          0.0690         0.0082

  1997
  1st Qtr          0.0110         0.0100
  2nd Qtr          0.0110         0.0027
  3rd Qtr          0.2500         0.0036
  4th Qtr          0.1100         0.0310


(3) The source of the high and low bid information submitted above is the daily summary made available by the OTC Electronic Bulletin Board.

(4) Eutro Group Holding, Inc. common stock on September 1, was held by 7379 investors.

(5) The number of shareholders of Eutro Group Holding, Inc
    Series A Preferred Stock on September 1, 1999 was 68.

(6) No cash or stock dividends have been declared on the Eutro Group Holding, Inc. common stock because of a paucity of earnings and a lack of cash with which dividends could have been paid.

(7) The Eutro Group Holding, Inc. Series A Preferred Stock is in arrears on its dividend payments in the amount of $102,942

(8) Eutro common stockholders did receive two distributions of assets as follows. On June 12, 1998, for each 1000 shares of common stock held, they received 2 shares of the common stock of Cypro Environmental Group, Inc. On January 30, 1998, for each 10,000 shares of common stock held, they received 17 shares of Freedom Medical Group, Inc.


ITEM 202  DESCRIPTION OF SECURITIES

Eutro Group Holding, Inc. has two classes of capital stock outstanding

(A)  Class A Preferred Stock

On April 16, 1997, the Articles of Incorporation of Eutro Group Holding, Inc. were amended to authorize the issuance of 5,000,000 shares of $.10 par value preferred stock (Class A).

Eutro stockholders as of June 30,1997, were offered the opportunity to exchange not more than 80% of their common stock holdings for Class A preferred stock. This offer was made to stockholders of record on June 30, 1997. The Class A Preferred Stock will not be sold or made available for purchase by the general public.

Under the terms of the exchange offer, a common stockholder who tendered
50 shares of Eutro common stock received one share of Series A Preferred
stock and 10 stock purchase warrants.    Fractional shares were compensated
to the stockholder at the rate of $.04 per common share.

The dividends to be paid on the Series A Preferred Stock are $.16 per annum payable semi-annually in arrears on the last business day of January and July of each year.

The preferences, restrictions and rights of the Class A Preferred Stock are as follows.

(1) The par value is $.10 per share

(2) The ascribed nominal value is $2.00 per share

(3) Series A Preferred shareholders are entitled to receive dividends at the rate provided, as and when declared by the Board of Directors, at the rate of $.16 per share per year and these dividends are cumulative.

(4) The Series A Preferred stock shall also participate parri-passu in any and all future cash dividends paid to common shareholders.

(5) No dividends may be paid on the common stock while arrears exist on the preferred stock.

(6) In the event of a dissolution or liquidation of Eutro Group Holding, Inc., the holders of the Series A preferred stock are entitled to receive a liquidating dividend in the Amount of $.10 per preferred share together with all accrued and unpaid dividends, if any exist, up to such payment date, whether or not declared or paid, in preference to any payment to the common stockholders.

(7) Series A Preferred Stock shall have no voting rights and no sinking fund provision.

(8) After one year from date of issuance of Series A Preferred stock, and upon 30 days written notice, Eutro may at any time call the shares of preferred stock for redemption at the ascribed nominal value of $2.00 per preferred share.

(9) Each of the warrants attached to the Series A Preferred stock is detachable at any time and give their holder the right to purchase one share of Eutro Group Holding, Inc. common stock at a price of $1.00 per share. The warrant exercise period begins upon receipt of the warrant and ends at 5:00PM on December 31, 2002, or at the same time on the first business day thereafter.

(B) Common Stock

On November 4, 1998, documents were filed with the Secretary of State of Florida increasing the authorized common stock of Eutro Group Holding, Inc. from 100,000,000 to its present amount of 500,000,000 shares.

The common stock has the right to receive the amount of dividends declared from time to time by the Board of Directors in accordance with, and resulting from, the operating performance of the company.

Each common share is entitled to cast one vote in any matter legally presented to it.

No preemptive rights are inherent in the common stock.

No other material rights are contained other than the normal rights to a proportionate distribution of liquidating dividends after satisfaction of any and all prior claimants.

There is no provision in the charter or by-laws that would delay, defer or prevent a change in control of Eutro Group Holding, Inc.

(C) Debt securities

Eutro Group Holding, Inc. has no debt securities outstanding and has no plan or intention to issue any such securities.

(D) Other securities to be offered

At this time, and in this document, Eutro Group Holding, Inc. is registering no other securities.

ITEM 303  MANAGEMENT'S PLAN OF OPERATION

The following should be read in conjunction with the financial statements and notes thereto appearing in Item 310 of this form and in the attached Exhibits. As indicated in the Financial Statements, there is substantial doubt about Eutro Group Holding, Inc.'s ability to continue as a going concern beyond December 31, 1999, due to its ongoing illiquidity.

(a) Plan of operation

It is highly unlikely that Eutro Group Holding, Inc. can satisfy its cash requirements for the next 12 months without resorting to raising additional funds through the sale of common stock in Regulation 504 offering.


Eutro plans no product research and develoment for the term of the Plan.

During the period covered by the financial statements and the next
12 months of this Plan, Eutro significantly changed the focus of its business activities from business and financial consulting to the sale of the company to a more financially secure organization that could make better use of its OTC Electronic Bulletin Board listing. In other words, to become the target of a reverse merger.

After a prolonged search and discussions with several possible merger partners, Eutro management decided that the candidate offering the best solution to its problems was the company IVY Entertainment.Com, Inc. In-depth discussion with Ivy management only reinforced Eutro's conviction that this course of action was in the best interest of its share holders.

IVY Entertainment.Com (IVY) was incorporated under Florida law on May 25, 1999. It is a development stage company that currently has no operations or business activities. It intends to expend its operations through acquisitions and by intering into distribution and marketing agreements with select companies having particular focus on the entertainment, hospitality, financial and technology industries. IVY has entered into a letter of intent with Strategic Management Corp., a company that intends to be a one stop financial services firm catering to small business owners and individuals with a net worth of $500,000 or more. To enhance its entertainment division, IVY has entered into a marketing agreement with Touch Entertainment, Inc., to distribute its touch screens to night clubs and eateries throughout the world. To enhance its technology division, IVY has entered into a distribution agreement with Sense Technologies, Inc. to distribute its biometric (fingerprint) employee verification and authentication system and with Global Communication Networks, Inc., to distributeits internet service and long distance telehone services.

The offices of IVY Entertainment.Com are located at 2505 Boca Raton Boulevard, Suite 1, Boca Raton , Florida, 33431. The telephone number is (561) 367 8565.

IVY intends to create an active trading market for its common stock by engaging in a reverse merger with a public shell. On May 17, IVY entered into a definitive stock-for-stock exchange agreement with Eutro Group Holding, Inc. Pursuant to such acquisition agreement,
IVY shareholders will acquire a controlling interest of approximately 85% in Eutro. Eutro will then be under new management that intends to change the company name to Strategic Alliance Group, Inc.

There are five obligations binding both parties to the reverse merger.
First, present Eutro shareholders must approve a 250 to 1 reverse stock split of Eutro common stock. Second, Eutro must satisfy all its liabilities. Third, IVY is committed committed to having assets, measured in accordance with generally accepted accounting principles, valued at a minimum of $5,000,000. Fourth, the closing of the reverse merger must take place on or before July
31, 1999, unless extended by the mutual consent of both parties. Fifth, the reverse merger is subject to satisfactoryduediligence by both parties.

IVY's authorized capital consists of 20,000,000 shares of Common Stock, par value $.01 per share and 10,000,000 shares of Preferred Stock par value $.01 per share. As of September 1, 1999, IVY has 1,000 shares of common stock issued and outstanding.


As Eutro has no permanent full time employees, there is no problem of significant changes or reduction. No long term fixed contract exists with any temporary employment service.

ITEM 304 CHANGESIN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Prior to 1995, Eutro Group Holding, Inc. was a reporting company. In the second fiscal quarter of 1995, Eutro elected to become a non-reporting company in order to issue shares of common capital stock under Regulation D-504. Th accounting firm of Alliota & Fritsch, LLC of 140 Intracoastal Point Drive, Suite 305, Jupiter, Florida 33477, telephone (561) 747 1040, was retained as company auditors.

In 1996, on advice of counsel, Eutro's Board of Directors accepted the resignations of Mr. J. O'Keefe, CFO, and Ms. V. Lavache, Secretary/Treasurer of the Corporation. The Board of Directors also terminated the relationship with the accounting firm named above. It was agreed that corporate accounting would be performed by Ms. Donna Grooms who performed the duties of accountant and comptroller.

The present auditor of Eutro Group Holding, Inc. is Mr. Aaron Stein, CPA, of 534 Willow Avenue, PO Box 315, Cedarhurst, New York 11516, telephone,
(516) 569 520.

Eutro Group Holding Inc. has not changed accountants during the last two fiscal years, nor has it had any disagreements with the accountants on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures.




ITEM  310  FINANCIAL STATEMENTS


ITEM  401  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS;  COMPLIANCE WITH SECTION 16 (a) OF THE EXCHANGE ACT
DIRECTORS AND EXECUTIVE OFFICERS

                                                 Date of         Term
Name                      Age      Position      Election        Expires

Floyd D. Wilkenson, Sr.   76       Chairman & CEO   Sept.1991   Sept.2000

Mack L. Hunter             67      Director         May 1998    May 2001

William E. Burckart        47      Director         May 1998    May 2001

Daniel Birbilis            68      Director         Sept.1991   Sept. 2000

Bradley D. Wilkenson       42      Director &
                                   Sec/Treas.       May 1998     May 2001

All Eutro Group Holding, Inc. directors are elected for a term of three years. The current board resigned as of April, 1999, but are on a contract basis as part of the agreement with Mezzanine Finance Fund, LLC, who are supplying the personnel as needed for Eutro Group Holding, Inc. until the merge has been completed.

The following is a biographical summary of the experience of the directors and executive officers of Eutro Group Holding, Inc.

FLOYD D.WILKENSON, SR. Chairman of the Board and Chief Executive Officer of the Company. Mr. Wilkenson's record of accomplishment spans more than fifty years. It includes experience in the sale of durable and consumer goods, product marketing and management. Before founding Eutro, he directed the activities of an investment banking firm and served as its CEO. His particular responsibility was as financial and management consultant to manufacturing companies and banks. This specialty brought him into close contact with executives of the top twenty five banks of the world such as National Westminster, Credit Swiss and Bank Fur Gemeinwirtschaft.

MACK L. HUNTER, Director. Mack L. Hunter has proven ability in all areas of the retail and wholesale financing industry and especially lending, collections, business acquisitions, take-overs and servicing of all types of accounts. In-depth experience as a financial consultant allowed him to nurse a failing Truck/Trailer leasing company back to financial health thus permitting the owner to sell the firm. As President & CEO of a publicly held mobile home service company he signed lenders, negotiated a merger with another public company and concluded all insurance agreements. His experience was not all financial. As Regional Sales Specialist for a major national finance company, he built a new branch, handled dealer credit lines, and set volume objectives. He attended Murray State Teachers College majoring in accounting and business administration and subsequently took many specialized courses with General Electric Corp.

WILLIAM E. BURCKART II, Director. Mr. Burckart resides in Tequesta, Florida, and served on its Village Council from 1988 to 1996 when he retired as sitting vice-mayor. After graduating from Denison University, where he was a member of Sigma Alpha Epsilon, he has built a career in real estate and commercial development. Currently, he is a partner in the consortium developing the Publix anchored Jupiter Farms Center, and is also managing partner in a joint venture with the South Indian River Control District to develop additional flood control for the Jupiter
Farms Community. Past clients include Publix and Winn Dixie supermarkets, K-Mart, Walgreens, McDonalds, Exxon, Burger King and Fidelity Federal Savings.

DANIEL BIRBILIS, Director.   Mr. Birbilis has over four decades
domestic and international experience as investment banker, corporate financier and financial consultant. Among the companies with which he was associated are Francis I. duPont & Co., Manufacturers Hanover Ltd., McLeod Young & Weirr Ltd., Jas. H. Oliphant & Co., Inc. and The National Bank of Greece.

BRADLEY D. WILKENSON, Director. Before coming to Eutro Group Holding, Inc. Mr. Wilkenson had over twenty years experience in marketing and public
relations   specializing in retail development. He attended Palm Beach
Community College where he studied Business Development and Business Law.

SIGNIFICANT EMPLOYEES

Eutro Group Holding Inc.'s sole person responsible for executive management is Floyd D. Wilkenson, Sr., its chief executive officer who reports to and is accountable to the Board of Directors.

FAMILY RELATIONSHIPS

One family relationship exists in the management and Board of Directors of Eutro Group Holding, Inc. Floyd D. Wilkenson, Sr. is the father of Bradley D. Wilkenson. No other family relationships between any directors or executive officers of the company exist, either by blood or by marriage.

DIRECTORSHIPS OF OTHER REPORTING COMPANIES

None of the officers and directors of Eutro Group Holding, Inc. hold directorships in other reporting companies.

PROMOTERS AND CONTROL PERSONS

There are no promoters actively involved with Eutro Group Holding, Inc. at this time.

The only control person evident is Floyd D. Wilkenson, Chairman & Chief Executive Officer.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Except as set forth below, during the past five years, no director, person nominated to become a director, executive officer, promoter or control person of Eutro Group Holding, Inc.:

(1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

(2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was subject to any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) was found by a court of competent jurisdiction (in a civil action) the SEC or the Commodity Futures Trading Commission, to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

ITEM 402  EXECUTIVE COMPENSATION

Executive compensation

The only executive was the Chief Executive Officer, Floyd D. Wilkenson. He received no compensation for the services he rendered either in cash or in stock or in any other form of direct compensation or perquisites of any kind.

Director Compensation

The directors of Eutro Group Holding, Inc. receive no direct monetary compensation. Upon election to the Board of Directors, they do however receive 100,000 shares of Eutro common stock. This stock is investment stock under Rule 144. The directors receive no other compensation either in stock or in cash or in options or in stock appreciation rights (SAR'') or any perquisites of any kind.

ITEM 403  SECURITY OWNNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)Security ownership of certain beneficial owners.

As of the date of submission of this Form 10 SB there is no person (including any ("group")known to Eutro Group Holding, Inc. to be the beneficial owner of more than five percent of Eutro's voting securities. This will change upon completion of the reverse merger with IVY Entertainment.Com, Inc. when it becomes the owner of 85% of the issued and outstanding stock.

(b)Security ownership of management

Title of class   Name and address        Amount and nature          Percent
                 Of beneficial owner     of beneficial ownership    of class

Common           Floyd D. Wilkenson       2,100,000                  .59
                 18147 S.E. Ridgeview Dr.
                 Tequesta, FL  33469

Common           Mack L. Hunter              100,000                 .03
                 3481 S.W. Palm City
                 School Rd.
                 Palm City, FL  34990

Common           Bradley D. Wilkenson        100,000                 .03
                 357 Cypress Drive
                 Tequesta, FL  33469

Common           Daniel Birbilis             100,000                 .03
                 Dinokratous 95
                 Athens 11521 Greece

Common            William E Burckart        100,000                  .03
                  169 Tequesta Drive
                  Tequesta, FL  33469

Common            All directors and         2,500,000                .70
                  Executive officers
                  As a group

(c)    Changes in control

There are no internal arrangements either by agreement or in the by-laws of Eutro Group Holding, Inc. that would inhibit or prohibit a change in control of the Company.

There will be a change in control of Eutro when the reverse merger with IVY Entertainment.Com, Inc. is consummated and control passes to the new owners. There are no other possibilities that would result in a change in control.

ITEM  404  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Transactions with management and others.

Floyd D. Wilkenson, Sr. Chairman of the Board of Directors and
Chief Executive Officer advanced Eutro Group Holding, Inc. at various times from September, 1991, till April 30,1999, funds totaling $879,000.

To comply with the contract for the reverse merger which states that all liabilities must be either eliminated or satisfied, Mr. Wilkenson, Sr. agreed to settle the debt by accepting 30,000,000 shares of Eutro common stock valued at $.02 per share for a total of $600,000. This is restricted investment stock issued under Rule 144 and eliminates the liability to him on Eutro's books of account.

On advice of counsel and the Company CPA, Mr. Aaron Stein,
Mr. Wilkenson, Sr. agreed to discount his advances to Eutro to the amount of $600,000 instead of the full face value of the loans due to some advances that could not be documented that Mr. Wilkenson, Sr. had made for the benefit of Eutro Group Holding, Inc.

Certain loans had been made to Eutro Group Holding, Inc., as shown in the financial statements, from Mr. Van Shelly in the amount of $100,000 plus interest. Mr. Shelly is a stockholder and is not related to any person active in Eutro management. Another loan was made to Eutro by Dr. William Barry, a former director for $200,000 plus interest.
Both these loans were settled by the issuance of Eutro common stock basis $.02 per share and releases were signed by both parties.
The details are as follows. Mr. Shelly settled for an amount totaling $112,000 at $.02 per share of common stock. Mr. Barry settled for 10,000,000 shares of Rule 144 restricted common stock valued at $.02 per share.

Certain items and obligations of Eutro totaling $46, 638 were assumed and paid by another company, Mezzanine Finance Fund, LLC., a Florida entity, which also purchased certain tangible assets of Eutro with payment in the amount of $10,770.

Eutro was obligated to a three year lease for the office space it occupied on Indiantown Rd. in Jupiter, Florida. Mezzanine Finance Fund, LLC assumed the lease and settled with the landlord and signed a release for any obligation that Eutro had to Mezzanine.

Eutro stopped operating as a holding company in April,1999.

(b) Parents of the registrant. - Eutro Group Holding, Inc. has no parent company, corporation or other entity of any kind.

(c) Transactions with promoters. - During the past five years Eutro Group Holding, Inc. has had no transactions of any kind with promoters and no compensation of any kind, in either cash or securities has been paid to any promoters.


ITEM 601  EXHIBITS


Exhibit A)   Contract of Merger

Exhibit B)   Results of the Stockholders Vote by Rogoff and ADP
               Approval for Merger and Name Change

Exhibit C)   Amendment for Restated Articles of Incorporation

Exhibit D)   Amendment for Reverse Split of Common Shares
               Dated August 24, 1999

Exhibit E)   Amendement for Authorization of Common Shares
               Dated August 26, 1999

Copy available upon request